UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GeoPark Limited
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. G38327105	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Gerald E. O’Shaughnessy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
922,482
	6.	SHARED VOTING POWER
6,611,425
	7.	SOLE DISPOSITIVE POWER
922,482
	8.	SHARED DISPOSITIVE POWER
6,611,425
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,533,907
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.04%
12.	TYPE OF REPORTING PERSON*
IN

CUSIP No. G38327105	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS GP Investments LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
KANSAS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
6,400,000
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
6,400,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.07%
12.	TYPE OF REPORTING PERSON*
PN

CUSIP No. G38327105	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS GPK Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
KANSAS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
3,000,000
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
3,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%
12.	TYPE OF REPORTING PERSON*
CO

CUSIP No. G38327105	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS The Globe Resources Group Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
OKLAHOMA, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
211,425
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
211,425
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,425
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.37%
12.	TYPE OF REPORTING PERSON*
CO

Item 1(a).	Name of Issuer:

GeoPark Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Gerald E. O’Shaughnessy, GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Gerald E. O’Shaughnessy , GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group Inc. is: 8310 E. 21st Street North, Suite 420, Wichita, Kansas 67206  USA.

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.001 per share.

Item 2(e).	CUSIP Number:

G38327105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)      Amount beneficially owned:

Each of the reporting entities is controlled by Gerald E. O’Shaughnessy, who indirectly has voting and dispositive power over the reported shares set forth in Item 9 on the cover sheet for each reporting person.  Voting and dispositive power will generally be exercised consistently with respect to all of the reporting entities.  Therefore, the reporting entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b).  As of December 31, 2014, 3,000,000 shares over which Gerald E. O’Shaughnessy has direct or indirect voting or dispositive power have been pledged pursuant to lending arrangements.

 (b)     Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages reported herein are based on the 57,790,533 common shares outstanding as of December 31, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Date:	February 12, 2015

GP Investments LLP
By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Manager
	Date:	February 12, 2015

GPK Holdings, LLC
By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Manager
	Date:	February 12, 2015

The Globe Resources Group Inc.
By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Chairman
	Date:	February 12, 2015

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.001 per share, of GeoPark Limited, an exempted company with limited liability incorporated under the laws of Bermuda, and that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(2), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 12th day of February 2015.

By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Date:	February 12, 2015

GP Investments LLP
By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Manager
	Date:	February 12, 2015

GPK Holdings, LLC
By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Manager
	Date:	February 12, 2015

The Globe Resources Group Inc.
By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Chairman
	Date:	February 12, 2015